Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated January 5, 2011

Final Terms for Issuance

Issuer:	Toyota Motor Credit Corporation

Security:	Fixed Rate Medium Term Notes, Series B

Issuer Senior Long-Term	Aa2 (negative outlook) / AA (negative outlook)
Debt Ratings:

CUSIP/ISIP:	89233P4S2 / US89233P4S20

Pricing Date:	January 5, 2011

Settlement Date:	January 11, 2011

Maturity Date:	January 11, 2021

Principal Amount:	$700,000,000

Benchmark Treasury:	UST 2.625% 11/15/2020

Treasury Yield:	3.469%

Spread to Treasury:	+80 bps

Re-offer Price:	99.847%

Commission:	0.450%

All-in Price to Issuer:	99.397%

Net Proceeds to Issuer:	$695,779,000

Coupon:	Fixed Rate

Coupon Rate:	4.250%

Yield:	4.269%

Interest Payment Frequency:	Semi-annual

Initial Interest Payment Date:	July 11, 2011

Interest Payment Dates:	On the 11th of each January and July,
and on the Maturity Date

Day Count Convention:	30/360

Business Day Convention:	Following, unadjusted

Business Days:	New York

Optional Make-Whole
Redemption:	T+12.5 bps

The notes will be redeemable, in whole or in part, at the Issuer’s option at any time, at a "make-whole" redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus accrued and unpaid interest thereon to the date of redemption.

"Comparable Treasury Issue" means, with respect to the notes, the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

"Reference Treasury Dealer" means each of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated or their respective affiliates and one other primary U.S. Government securities dealers selected by the Issuer; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in The City of New York, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference

Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Governing Law:	New York

Calculation Agent:	Deutsche Bank Trust Company Americas

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
Morgan Stanley & Co. Inc.
UBS Securities LLC

Junior Co-managers:	Kaufman Bros., L.P.
M.R. Beal & Company

DTC Number:	#7256

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the prospectus dated March 2, 2009 and prospectus supplement thereto dated March 10, 2009 relating to these notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets at 1-877-858-5407; J.P. Morgan Securities LLC at 212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

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